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                                  EXHIBIT 20.1

NEWS RELEASE

FOR ADDITIONAL INFORMATION, CONTACT:

     Jim Holland                    Gale Strenger
     Senior Vice President & CFO    The Investor Relations Company
     405-491-2057                   847-564-5610

FOR IMMEDIATE RELEASE

            CMI COULD SEE 1998 PROFITS ABOUT DOUBLE ON HIGHER VOLUME

Oklahoma City, November 19, 1997 - A CMI Corporation (NYSE: CMX) officer today told a group of investors in New York that the company sees a bright outlook for 1998. "One logical scenario the company is looking at," noted Jim Holland, senior vice president and chief financial officer, "is total revenues in the $205 to $215 million range with net earnings in the four to five percent range. That would translate into net earnings of from more than $8 million or close to 40 cents to almost $11 million or about 50 cents a share based on 21.4 million shares. We don't want to make this a projection, but we believe it is one very reasonable scenario, with certain qualifications.

"First, it assumes all of our recently announced acquisitions are completed. The Ross and Johnson acquisitions are done. The Rexworks product line acquisitions are pending their shareholder approval and we hope that will be completed next month.

"Second, it depends on what the government does about highway spending. It assumes highway spending would be reasonably strong.

"Of course, there are other important variables but these are the two primary swing factors we see right now," Holland said.

For the nine months ended September 30, 1997, the company reported revenues of $123.9 million with net earnings of $5.1 million or 24 cents a share on 21.2 million shares and equivalents out. The company's fourth quarter is its seasonally slowest period. It lost four cents a share in its fourth quarter of 1996. For its 1996 full year the company reported revenues of $138.8 million with net earnings of $5.2 million applicable to common shares or 25 cents on
20.7 million shares and equivalents outstanding.

"Should all acquisitions be completed, the company will have purchased businesses and product lines that on an historical basis accounted for about $45 million in annual revenue. Therefore, CMI would expect these lines to add at least that much to its 1998 revenues although they will contribute very little in 1997 because they have all come very near year end," Holland added.

                                    - more -
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"In last year's fourth quarter we had about $27 million in revenues.  Should we just repeat that we would have 1997 revenues of about $151 million. Adding the $45 million to that in 1998 would equal a base of $196 million for next year. The $205 million level would be growth of just five percent. The $215 million level would be growth of 10 percent next year. These should not be tough numbers to meet or exceed but it's too early now to make any predictions," he noted. "They do not include other acquisitions that might be made. The company continues to seek strategic acquisitions."

"Longer term, we believe CMI's earning power is probably in the six to seven percent net margin range, as the business appears presently. That is our longer term net margin goal but we have more work to do in our plant and integration of the acquisitions, at least, before we can get there," he concluded.

This news release contains forward-looking statements concerning the future performance of CMI Corporation, which are subject to a number of factors including, but not limited to highway funding, adverse weather conditions, general economic conditions and political changes both domestically and overseas.

Headquartered in Oklahoma City, CMI Corporation is an industry leader in the design and manufacturing of automated equipment for the construction and maintenance of highways, city streets, airport runways, county roads, bridges and parking lots. The Load King Division manufactures a broad line of heavy-duty trailers for equipment and material hauling. The Bid-Well Division develops and manufactures a wide variety of specialized, lightweight grading and concrete paving and finishing machines for construction markets. Newly acquired CS Johnson and Ross Company manufacture a variety of concrete plants and related equipment.

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